UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cancer Genetics, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Route 17 North, 2nd Floor

Address of Principal Executive Office (Street and Number)

Rutherford, NJ 07070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cancer Genetics, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the recent asset sales described below.

On July 8, 2019, the Company completed the sale of its clinical laboratory business (the “Clinical Business”) to siParadigm, LLC (“siParadigm”). On July 15, 2019, the Company consummated a consensual private foreclosure sale of its biopharma services business (the “BioPharma Business”) through Partners for Growth IV, L.P. to Interpace Diagnostics Group, Inc. (“IDXG”). As a result of these two transactions, the Company has needed to dedicate significant resources, including its management’s attention, to the negotiation and closing of these transactions as well as the post-closing transition services required under the terms of both transactions. The transactions have also affected the reporting of results for the quarter, as the operations of the BioPharma Business and the Clinical Business will be treated as discontinued operations in the 10-Q.

As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file the Form 10-Q on the original due date. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	M. Glenn Miles	(201)	528-9200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that, when filed, the 10-Q will reflect the results of operations of the BioPharma Business and the Clinical Business as discontinued operations, significantly changing the presentation of the Company’s results. The Company is not yet able to provide a comparison of results to the corresponding period of the last fiscal year at this time due to the ongoing analysis and review of the Company’s financial statements.

Cancer Genetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2019	By:	/s/ M. Glenn Miles
M. Glenn Miles
		Title:	Chief Financial Officer